EXHIBIT 99.1
Press Release dated November 3, 2005 announcing completion of TIM Hellas’ cash-out merger.

NEWS FOR INVESTORS
TIM HELLAS CASH-OUT MERGER COMPLETED
ATHENS, November 3, 2005 – TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) announced that the extraordinary general assembly of the company’s shareholders held yesterday approved the draft merger agreement and the merger of TIM Hellas Telecommunications S.A. with and into Troy GAC Telecommunications S.A.
In accordance with Greek law, TIM Hellas and Troy GAC executed the merger agreement in the form of a notarial deed and submitted it to the competent Prefecture for approval. The Prefecture has approved the merger and the executed merger agreement and the merger was registered in the registry of companies limited by shares. The merger is now effective.
In accordance with Greek law, the cash merger consideration will be paid to N.V. Algemeen NederlandsTrustkantoor ANT, as custodian, within the next several days, and will be forwarded, net of cancellation fees in accordance with the terms of the relevant deposit agreements, to holders of depositary receipts. Holders of ADSs and DDRs should contact the respective depositaries to determine the process and timing for receipt by them of payment.
The shareholders assembly also approved the proposal waiving any claims of TIM Hellas against the past members of the board of directors of the company, i.e. the members of the board of directors of the company until June 15, 2005, for any actions taken in the course of their serving on the board.
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Investor Relations: Rania Bilalaki Tel: +30 210 615 8585
ir@tim.com.gr www.tim.com.gr/en/ir.cfm
TIM is a Trademark and Name licensed by TIM Italia S.p.A.
TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.